<table>
<tr><td>Schedule A of FORM SBSE-A
PRINCIPALS THAT ARE INDIVIDUALS
(Answer for Form SBSE-A Item 18)</td><td><i>Applicant</i> Name: NATIONAL BANK OF CANADA
Date: 11-5-2022   <i>Applicant</i> NFA No.: 0503705</td><td>Official Use</td></tr>
</table>

Use Schedule A to identify all principals of the applicant who are individuals.

Complete the "Title or Status" column by entering board/management titles; status as partner, trustee, sole proprietor, or shareholder; and for shareholders, the class of securities owned (if more than one is issued).

Ownership Codes are:

NA -	less than 5%	B -	10% but less than 25%	D -	50% but less than 75%
A -	5% but less than 10%	C -	25% but less than 50%	E -	75% or more

	FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	Title or Status	Date Title or Status Acquired MM	Date Title or Status Acquired YYYY	Date Individual began working for applicant MM	Date Individual began working for applicant YYYY	Does person have an ownership interest in the applicant	If yes, include ownership code	NFA Identification No., CRD No. and/or IARD No.	Official Use Only
1.	Martin Verschuere CIK = 0000926171	EVP and MD, Hd of Cur and EQ, Co-Hd of Str	11	2022	12	2000	**Y** / N	NA	0552592	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
2.							Y / N			
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
3.							Y / N			
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
4.							Y / N			
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
5.							Y / N			
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
6.							Y / N			
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
7.							Y / N			
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
8.							Y / N			
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
9.							Y / N			
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
10.							Y / N			
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									

<table>
<tr>
<td rowspan="2">Schedule B of FORM SBSE-A
Page 1</td>
<td>Applicant Name: _____</td>
<td rowspan="2">Official Use</td>
<td rowspan="2">Official Use Only</td>
</tr>
<tr>
<td>Date:_____   Applicant NFA No.: _____</td>
</tr>
</table>

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	*Assigning Regulator(s)/Entity(s):*

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [ ] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	*Name of Predecessor*
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] <u>effects</u> [ ] <u>is involved in effecting</u> security based swaps on behalf of the applicant. (*check only one*)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant: